UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Conn’s Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
208242107
(CUSIP Number)
Ronald M. Clark
The Stephens Group, LLC
100 Morgan Keegan Drive, Suite 500
Little Rock, AR 72202
(501) 377-2356
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	208242107

1	NAMES OF REPORTING PERSONS The Stephens Group, LLC 20-4948475

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC OO

Page 2 of 9 Pages

CUSIP No.	208242107

1	NAMES OF REPORTING PERSONS W.R. Stephens, Jr. Revocable Trust N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		424

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		424

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	424

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 3 of 9 Pages

CUSIP No.	208242107

1	NAMES OF REPORTING PERSONS Snow Lake Holdings, Inc. 71-0816760

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		785

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		785

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	785

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 4 of 9 Pages

CUSIP No.	208242107

1	NAMES OF REPORTING PERSONS Jon E.M. Jacoby N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		73,588

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		73,588

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	73,588

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.33%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 5 of 9 Pages

CUSIP No.	208242107

1	NAMES OF REPORTING PERSONS SG-1890, LLC 26-1566670

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		5,767,060

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,767,060

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,767,060

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 6 of 9 Pages

CUSIP No.	208242107
Preliminary Note: This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $.01 per share (“Common Stock”) of Conn’s Inc., a Delaware corporation. This Amendment No. 2 amends and supplements (i) the Schedule 13D originally filed on February 6, 2009 with the Securities and Exchange Commission (the “Commission”) and (ii) Amendment No. 1 filed on February 12, 2010 with the Commission (collectively the “Prior Filings” and collectively with this Amendment No. 2 the “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as set forth below, there are no changes to the Prior Filings with respect to the reporting persons.
ITEM 4 PURPOSE OF TRANSACTION
Item 4 of the Statement is supplemented by adding the following:
On October 22, 2010 the Issuer issued a press release, a copy of which was filed on such date by the Issuer with the Commission on Form 8-K, announcing that its board of directors had approved a possible rights offering (the “Rights Offering”) whereby shareholders of record as of the close of business on November 1, 2010 would receive one right for every share of Common Stock held by them as of such date. The press release stated that the Issuer expects the rights to carry a basic subscription right and an oversubscription right. As stated in the press release, certain affiliates of The Stephens Group, LLC that own approximately 25.97% of the outstanding shares of Common Stock have indicated to the Issuer that it is their present intention to exercise their basic subscription rights and oversubscription rights in full, subject to their review of the final terms of the possible Rights Offering as determined by the Issuer and announced on the commencement date of the Rights Offering. Such affiliates are comprised of the following reporting persons: W.R. Stephens, Jr. Revocable Trust, Snow Lake Holdings, Inc., Jon E.M. Jacoby, and SG-1890, LLC. Except as provided in Item 4 of this Statement, the reporting persons do not have any plans or proposals which relate to or would result in (i) any extraordinary corporate transactions involving the Issuer, or (ii) any of the other actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
Items 5(a) and 5(b) of the Statement are amended and restated to read in their entirety as follows:
(a, b) The following table discloses the beneficial ownership of the Common Stock by the reporting persons and their respective directors and control persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person.

	Number of
	Shares	Percent of
	Beneficially	Outstanding	Voting Power		Dispositive Power
Name	Owned	Shares	Sole	Shared	Sole	Shared
SG-1890, LLC	5,767,060	25.63%	5,767,060	0	0	0
Snow Lake Holdings, Inc	785	0.00%	785	0	0	0
W.R. Stephens, Jr. Revocable Trust	424	0.00%	424	0	0	0
Jon E.M. Jacoby	73,588	0.33%	73,588	0	73,588	0
ITEM 7 MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1 Agreement to File Joint Schedule 13D

Page 7 of 9 Pages

CUSIP No.	208242107
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date October 26, 2010	/s/ Ronald M. Clark
Ronald M. Clark, as attorney in fact for The Stephens Group,
LLC, W.R. Stephens, Jr. Revocable Trust, Snow Lake Holdings, Inc., Jon E.M. Jacoby and SG-1890, LLC.

Page 8 of 9 Pages

CUSIP No.	208242107

EXHIBIT INDEX

Exhibit 1	Agreement to File Joint Schedule 13D

Page 9 of 9 Pages